Exhibit 99.1

News Release
May 10, 2022

Turquoise Hill announces financial results and review of operations for the first quarter of 2022

Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) today announced its financial results for the period ended March 31, 2022. All figures are in U.S. dollars unless otherwise stated.

“Oyu Tolgoi’s first quarter again demonstrated the operational excellence of the Oyu Tolgoi workforce. The OT team achieved an All Injury Frequency Rate (AIFR) of 0.09 per 200,000 hours worked, one of the lowest in recent years while keeping the Company on track to meet its guidance for the year. First quarter in-line production of 30.3 thousand tonnes of copper and 59 thousand ounces of gold has allowed us to maintain our 2022 copper production guidance of 110,000 to 150,000 tonnes, and to revise the gold production guidance range upward from 115,000 – 165,000 ounces to 135,000 – 165,000 ounces, with production trending toward the higher end of the range.” said Steve Thibeault, Turquoise Hill’s Interim Chief Executive Officer.

“As COVID-19 cases have trended downward, the size of the onsite workforce over the quarter increased to approximately 90% of plan. With the easing of the pandemic, concentrate shipment volumes to customers also improved and on-site concentrate inventory were reduced by 30% in the quarter. We have also planned a total of 25,000 metres of drilling in 2022 and 2023 to increase our knowledge of the orebody and to grow the Mineral Reserve of the Hugo North Lift 1. After two years of negotiations, we reached a mutual understanding for a renewed partnership with the Government of Mongolia which allowed us to start caving operations in January. Consequently, the underground mine remains on-track for sustainable production in H1 2023.”

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Oyu Tolgoi open-pit and underground workforce posted an AIFR of 0.09 per 200,000 hours worked for the three months ended March 31, 2022.

•	In Q1’22, Oyu Tolgoi produced 30.3 thousand tonnes of copper in concentrate and 59 thousand ounces of gold in concentrate.

•	Mill throughput of 9.6 million tonnes in Q1’22 was 2% lower than Q1’21 and 9% lower than Q4’21, in line with expectations due to planned maintenance.

•
Turquoise Hill successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and the board of directors of Oyu Tolgoi LLC (OT LLC) unanimously approved commencement of the undercut. On January 25, 2022, a ceremony was held at the mine site to celebrate the commencement of blasting the undercut that started the Oyu Tolgoi Hugo North underground mine production phase.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

•
Turquoise Hill and Rio Tinto International Holdings Ltd. (Rio Tinto) agreed a comprehensive and binding, amended funding agreement that provides a pathway forward to address the Company’s estimated funding requirements.

•	Turquoise Hill currently estimates a base case incremental funding requirement of $3.4 billion (unchanged from Q4’21).

•
As at March 31, 2022, Turquoise Hill had $0.6 billion of available liquidity in the form of cash and cash equivalents, which under current projections is expected to meet the Company’s requirements, including funding of underground capital expenditure, into  October 2022, after which the Company is able to rely on funding available under the amended funding agreement to provide it with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of March 31, 2022.

•
Revenue of $402.7 million in Q1’22 decreased 23.5% from $526.5 million in Q1’21 due to the planned transition of mining to the next phase of operations, resulting in 33.3% and 59.6% lower production volumes of copper and gold, respectively, and processing lower grade stockpile material, partially offset by 17.9% higher copper and 4.3% gold average prices.

•
Income for the period was $394.3 million in Q1’22 versus $332.1 million in Q1’21 reflecting higher tax benefits offset by lower revenue. Income attributable to owners of Turquoise Hill in Q1’22 was $275.2 million ($1.37 per share) versus $236.7 million ($1.18 per share) in Q1’21.

•	Cost of sales in Q1’22 was $2.65 per pound of copper sold[1] and C1 cash costs were $1.66 per pound of copper produced[2]. All-in sustaining costs were $2.72 per pound of copper produced[2].

•
Total operating cash costs[3] of $228.9 million in Q1’22 increased 13.8% from $201.2 million in Q1’21 largely due to inflationary pressures on prices for critical supplies including fuel, power, explosives and grinding media.

•
Expenditures on property, plant and equipment in Q1’22 were $229.9 million, which included $203.8 million of capital expenditures on the underground project. Capital expenditures[4] on the underground project included $84.8 million of underground sustaining capital expenditure[4]. At March 31, 2022, total capital expenditure on the underground project since January 1, 2016 was $5.6 billion, including $0.4 billion of underground sustaining capital expenditure.

•
Net cash generated from operating activities in Q1’22 was $122.4 million compared to cash used in operating activities of $133.2 million in Q1’21, primarily due to $356 million in taxes paid in Q1’21 related to the 2013 to 2015 and 2016 to 2018 Tax Assessments. Cash generated from operating activities before interest and tax decreased by $125.6 million compared to Q1’21 due largely to inflationary pressures on prices for critical supplies including fuel, power, explosives and grinding media.

1 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.
2 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.
3 Total operating cash costs is a non-GAAP financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.
4 Capital expenditures on the underground project and underground sustaining capital expenditure are supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

•	Oyu Tolgoi concentrate shipment volumes to customers continued to steadily improve with on-site concentrate inventory levels reducing by 30% during Q1’22.

•	The commissioning of Materials Handling System 1 and the first on-footprint truck chute were successfully completed during Q1’22.

•
Preliminary outcomes from the 2022 cost and schedule update for the underground project, which incorporate the known, incremental COVID-19 cost impact of $195 million through March 31, 2022, associated taxes and an estimate of further COVID-19 management costs over the remaining development schedule, indicate an increase in the total expected development capital from $6.75 billion to $7.06 billion. The 2022 cost and schedule update is currently under review by the Company.

•
Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022 from a cumulative depth of 83 metres below ground level. Shaft 4 sinking re-started on March 25, 2022 after work was interrupted on February 17, 2022 due to an electrical fault. Shaft 4 advancement is 190 metres below ground level as at March 31,2022.

•
A total of 25,000 metres of drilling is planned for 2022 and into 2023. Most of these drill metres are into potential future mining areas which are on the Lift 1 horizon and currently excluded from the Mineral Reserve.

•
As previously disclosed, the first drawbells for Panels 1 and 2 were delayed due to a later than planned commencement of the undercut, lateral development scope changes, impacts of COVID-19 on development progression and delays to the forecast completion dates for Shaft 3 and 4. As part of the 2022 cost and schedule update, schedules for Shafts 3 and 4 are under review, and a programme of work is underway to maximise the productivity of their development. The potential impact of any further schedule slippage to Shafts 3 and 4 on the timing of Panels 1 and 2 is under review but is not expected to result in equivalent delays to Panels 1 and 2 given the current underground development approach and further mitigation opportunities under investigation.

•
On March 13, 2022, the board of directors of the Company (the Board) received a non-binding proposal from Rio Tinto, the Company's majority shareholder, to acquire the approximately 49% of the outstanding common shares of Turquoise Hill held by the Company's minority shareholders for cash consideration of C$34.00 per share (the Proposal).

•
OT LLC signed an Electricity Supply Agreement (ESA) to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.

OPERATIONAL OUTLOOK FOR 2022

Oyu Tolgoi is expected to produce 110 to 150 thousand tonnes of copper and 135 to 165 thousand ounces of gold in concentrates in 2022 from processing ore from the open-pit, underground development material and stockpiles. Gold production guidance has been revised upward from a previous forecast range of 115 to 165 thousand ounces and is trending toward the higher end of the range. Gold and copper production are forecast to be lower in 2022 compared with 2021 due to the planned transition of mining to the next phase of operations and the processing of lower grade stockpile material.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Total operating cash costs5 for 2022 are expected to be $800 million to $875 million, though inflationary pressures could see these costs trending towards the higher end of the range.

Expenditures on property, plant and equipment for 2022 are now expected to be approximately $155 million to $185 million for open-pit operations due to schedule changes impacting the timing of spend. This compares to the original guidance of $170 million to $200 million. Expenditures on property, plant and equipment for the underground are expected to remain within the original guidance of $1.2 billion to $1.4 billion.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentisation. Underground capital is inclusive of VAT.

2022 C1 cash costs are expected to be in the range of positive $1.95 to positive $2.35 per pound of copper produced6, which is higher than 2021 due to lower gold production in 2022, as mining transitions to the next phase of operations. Unit cost guidance assumes the midpoint of the expected 2022 copper and gold production ranges and a gold commodity price assumption of $1,801 per ounce.

Estimates of future production, expenditures on property, plant and equipment, total operating cash costs and C1 cash costs per pound of copper produced presented in this press release are based on mine plans that reflect the expected method by which the Company will mine reserves at Oyu Tolgoi. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the section “Forward-Looking Statements and Forward-Looking Information” of Q1 2022 MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes or EOT), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open-pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open-pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2022 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

5 Total operating cash costs is a non-GAAP measure that is forward-looking information. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.
6 C1 cash costs per pound of copper produced is a non-GAAP ratio. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

As at March 31, 2022, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of approximately 16,300 workers, of which over 97% were Mongolian.

SELECTED FINANCIAL METRICS (1)

	Three months ended			Year ended
($ in millions, unless otherwise noted)	1Q	1Q	Change	12 months
	2022	2021	%	2021
				Restated (6)

Revenue (6)	402.7	526.5	(23.5%)	2,040.8
Income for the period (6)	394.3	332.1	18.7%	735.9
Income attributable to owners of Turquoise Hill Resources Ltd (6)	275.2	236.7	16.3%	561.1
Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (6)	1.37	1.18	16.1%	2.79
Revenue by metals in concentrates
Copper (6)	290.5	333.7	(12.9%)	1,262.5
Gold (6)	108.0	188.2	(42.6%)	759.5
Silver (6)	4.2	4.6	(8.7%)	18.8
Cost of sales (6)	175.0	155.6	12.5%	637.2
Production and delivery costs (6)	135.5	103.4	31.0%	474.2
Depreciation and depletion	39.5	52.2	(24.3%)	163.0
Capital expenditure on cash basis (2)(6)	229.9	250.3	(8.2%)	982.0
Underground-Development (6)	119.0	181.1	(34.3%)	666.0
Underground-Sustaining	84.8	60.9	39.2%	232.4
Open pit	26.1	8.3	214.5%	83.6
Royalty expenses	24.9	22.7	9.7%	105.4
Total operating cash costs (3)(6)	228.9	201.2	13.8%	889.7
Unit costs ($)
Cost of sales (per pound of copper sold) (4)(6)	2.65	1.81	46.4%	2.07
C1 (per pound of copper produced) (5)(6)	1.66	0.08	1,975.0%	0.23
All-in sustaining (per pound of copper produced) (5)(6)	2.72	0.49	455.1%	0.89
Mining costs (per tonne of material mined) (5)	2.25	1.97	14.2%	2.24
Milling costs (per tonne of ore treated) (5)	7.10	6.25	13.6%	7.13
G&A costs (per tonne of ore treated) (4)	3.72	3.47	7.2%	3.99
Net cash generated from (used in) operating activities (6)	122.4	(133.2)	191.9%	630.9
Cash generated from operating activities before interest and tax (6)	122.6	248.2	(50.6%)	1,265.6
Interest paid	0.8	26.5	(97.0%)	276.4
Total assets (6)(7)	14,641	13,694	6.9%	14,200
Total non-current financial liabilities	4,103	4,431	(7.4%)	4,084

(1)	All financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements for the reporting periods indicated.
(2)
Capital expenditure on cash basis for underground-development, underground sustaining and for open-pit are supplementary financial measures, which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.

(3)	Total operating cash costs is a non-GAAP financial measure. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

(4)
Cost of sales (per pound of copper sold) and General & Administrative (G&A) costs (per tonne of ore treated) are supplementary financial measures which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.

(5)
C1 cash costs (per pound of copper produced), all-in sustaining costs (per pound of copper produced), mining costs (per tonne of material mined), and milling costs (per tonne of ore treated) are non-GAAP ratios which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.

(6)
Prior year comparatives have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 24 of Q1 2022 MD&A for further information.

(7)
Q1 2021 comparative has been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 24 of Q1 2022 MD&A for further information.

Q1’22 vs Q1’21

•
Revenue of $402.7 million in Q1’22 decreased 23.5% from $526.5 million in Q1’21 due to the planned transition of mining to the next phase of operations, resulting in 33.3% and 59.6% lower production volumes of copper and gold, respectively, and processing of lower grade stockpile material, partially offset by 17.9% higher copper and 4.3% gold average prices.

•
Income for the period was $394.3 million in Q1’22 versus $332.1 million in Q1’21, reflecting higher tax benefits partially offset by lower revenue. $256.6 million of deferred tax assets were recognised in Q1’22 compared to $52.3 million in Q1’21. The recognition in Q1’22 was due to an increase in temporary differences related primarily to tax depreciation on property, plant and equipment and an increase in utilisation of 2016 losses against higher projected 2022 taxable income driven by higher metal pricing. Income attributable to owners of Turquoise Hill in Q1’22 was $275.2 million ($1.37 per share) versus $236.7 million ($1.18 per share) in Q1’21.

•
Cost of sales of $175.0 million in Q1’22 increased 12.5% from $155.6 million in Q1’21 largely due to the inflationary pressures on prices for critical supplies, including fuel, power, explosives and grinding media.

•
Expenditures on property, plant and equipment were $229.9 million in Q1’22 versus $250.3 million in Q1’21, comprised of $203.8 million (Q1’21: $242.0 million) in capital expenditure on the underground project[7], including $84.8 million (Q1’21: $60.9 million) in underground sustaining capital expenditure[7] as well as $26.1 million (Q1’21: $8.3 million) in open-pit sustaining capital expenditure[7].

•
Total operating cash costs[8] of $228.9 million in Q1’22 increased 13.8% from $201.2 million in Q1’21, largely due to inflationary pressures on prices for critical supplies, including fuel, power, explosives and grinding media.

•
Unit cost of sales of $2.65 per pound of copper sold[9] in Q1’22 increased 46.4% from $1.81 per pound of copper sold in Q1’21, reflecting higher operating cash costs and an increase in unit fixed costs from lower metal production.

7 Capital expenditures on the underground project, underground sustaining capital expenditure and open-pit sustaining capital expenditure are supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.
8 Total operating cash costs is a non-GAAP financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.
9 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

•
Oyu Tolgoi’s C1 cash costs of $1.66 per pound of copper produced[10] in Q1’22 increased from $0.08 per pound of copper produced in Q1’21 due to higher operating cash costs and lower copper produced due to the planned transition of mining to the next phase of operations. Similarly, gold revenue credits also decreased by $80.2 million.

•
All-in sustaining costs of $2.72 per pound of copper produced[10] in Q1’22 increased from $0.49 per pound of copper produced in Q1’21. All-in sustaining costs were impacted by the same factors as C1 cash costs as well as a $17.8 million increase in open-pit sustaining capital expenditure due to higher deferred stripping from Phase 5 waste removal and commencement of the Gashuun Sukhait (GSK) road.

•
Mining costs of $2.25 per tonne of material mined[10] in Q1’22 increased 14.2% from $1.97 per tonne of material mined in Q1’21. The increase was mainly driven by higher fuel, blasting and power costs due to market price increases and an increase in maintenance costs due to additional manpower availability from an easing in COVID-19 restrictions.

•
Milling costs of $7.10 per tonne of ore treated[10] in Q1’22 increased 13.6% from $6.25 per tonne of ore treated in Q1’21. The increase was due to higher milling cost as a result of processing harder ore from Phase 5, higher costs due to a planned maintenance shutdown and higher power and grinding media costs as a result of market price increases.

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G&A costs of $3.72 per tonne of ore treated[11] in Q1’22 increased 7.2% from $3.47 per tonne of ore treated in Q1’21. The increase was mainly due to lower tonnes of ore treated, higher project monitoring and support costs associated with underground activities offset with reduced COVID-19 related costs and lower ore treated from planned concentrator maintenance in Q1’22.

•
Net cash generated from operating activities in Q1’22 was $122.4 million versus cash used in operating activities of $133.2 million in Q1’21, primarily due to $356 million in taxes paid in Q1’21 related to the 2013 to 2015 and 2016 to 2018 Tax Assessments. Cash generated from operating activities before interest and tax decreased by $125.6 million due to lower gross margin from lower revenue and higher operating expenses due to inflationary pressures on prices for critical supplies including fuel, power, explosives and grinding media.

OYU TOLGOI

Operations, Safety Performance and COVID-19 Update

The safety and wellbeing of our workers continues to be our priority. For the Q1’22 quarter, Oyu Tolgoi achieved an All Injury Frequency Rate (AIFR) of 0.09 per 200,000 hours worked.

Oyu Tolgoi continues to utilise multiple COVID-19 controls at site, including maintaining 1.5 metres social distancing, always wearing masks, regular hand washing, sanitisation and regular testing to suppress virus prevalence.

10  C1 cash costs per pound of copper produced, all-in sustaining costs per pound of copper produced, mining costs per tonne of material mined and milling costs per tonne of ore treated are non-GAAP ratios. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.
11 G&A costs per tonne of ore treated is a supplementary financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

During Q1’22, COVID-19 cases identified at Oyu Tolgoi trended downward. Consequently, onsite workforce numbers over the quarter increased to approximately 90% of plan with mobilisation of personnel across multiple work-fronts. COVID-19 related restrictions for international arrivals to Mongolia have been lifted and international flights have resumed across the region.

Concentrate inventory levels on site continued to decrease over Q1’22; and although we have seen improvements in shipping cross-border into China, the force majeure declared by OT LLC from March 30, 2021 will remain in place until there are sufficiently sustained volumes of convoys to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels. The global supply chain reaction to the Russia-Ukraine conflict has prompted the business to more closely monitor and hold greater inventory levels of critical supplies. Supply routes and commodity origins have been altered to reduce risk to the business and ensure continuous supply of goods.

In Q1’22, an even time roster was implemented across the site as required by newly updated Mongolian labour laws resulting in the need to hire and train additional personnel. Despite these challenges a safe and productive quarter was achieved.

Selected Operational Metrics

Oyu Tolgoi Production Data
All data represents full production and sales on a 100% basis

	1Q	2Q	3Q	4Q	1Q	Full Year
	2021	2021	2021	2021	2022	2021

Open pit material mined (‘000 tonnes)	22,588	15,829	22,588	23,979	24,386	84,983
Ore treated (‘000 tonnes)	9,813	9,401	9,336	10,573	9,581	39,124
Average mill head grades:
Copper (%)	0.56	0.47	0.53	0.46	0.40	0.50
Gold (g/t)	0.68	0.50	0.63	0.38	0.32	0.54
Silver (g/t)	1.29	1.19	1.29	1.27	1.25	1.26
Concentrates produced (‘000 tonnes)	201.9	173.2	191.9	182.7	144.3	749.6
Average concentrate grade (% Cu)	22.5	21.2	21.9	21.3	21.0	21.7
Production of metals in concentrates:
Copper (‘000 tonnes)	45.4	36.7	41.9	38.9	30.3	163.0
Gold (‘000 ounces)	146	113	131	79	59	468
Silver (‘000 ounces)	255	235	249	238	211	977
Concentrate sold (‘000 tonnes)	186.3	92.6	224.4	165.9	148.3	669.2
Sales of metals in concentrates:
Copper (‘000 tonnes)	39.0	19.6	46.4	34.4	29.9	139.4
Gold (‘000 ounces)	111	73	149	102	57	435
Silver (‘000 ounces)	207	106	278	192	179	783
Metal recovery* (%)
Copper	86.3	79.7	83.9	80.1	78.1	82.8
Gold	72.2	69.3	68.7	59.3	59.0	68.4
Silver	65.3	62.5	64.1	55.1	54.3	61.6

*Metal recovery is a function of head grade and reflects grades delivered in the quarter.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Oyut Open-Pit Operations and Hugo North Underground

During Q1’22, the combined open-pit and underground operations produced 30.3 thousand tonnes of copper in concentrate and 59 thousand ounces of gold in concentrate, representing a planned reduction from Q4’21 due to a planned reduction in mill throughput from scheduled maintenance activities as well as the planned transition of mining to the next phase of operations resulting in lower copper and gold head grades. The mill feed for Q1’22 included approximately 262 thousand tonnes of underground development material with 0.52% copper and 0.25g/t gold of headgrades. The remaining 9.3 million tonnes of mill feed was sourced from Phases 4B and 5 of the open-pit as well as low grade stockpiles. Mining in Phase 4B was completed in March 2022. Mill head grades will remain low through to the end of 2022 as mined-material direct mill feed will continue to be supplemented by low grade stockpiles.

As previously disclosed, open-pit optimisation opportunities that reduce the impact of the previously forecast metal deferral resulting from the Q4’20 pitwall failure are improving in definition. Related work is still expected to be incorporated into an updated mine plan in Q3’22.

During Q1’22, the underground project achieved several significant milestones, including commencement of the undercut and commissioning of both Materials Handling System 1 and the first on-footprint truck chute. The timing of first drawbell remains aligned with the previously disclosed timing of Q3’22. Despite the delayed commencement of the undercut, undercut blasting and on footprint construction work continue to progress well ahead of the first drawbell blast. Infrastructure to support production ramp-up also progressed during the quarter, including completion of the conveyor to surface decline mining and transfer chamber mass excavation.

Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022 from a cumulative depth of 83 metres below ground level. Shaft 4 sinking re-started on March 25, 2022 after work was interrupted on February 17, 2022 due to an electrical fault and subsequent repairs. Shaft 4 advancement was 190 metres below ground level as of March 31, 2022. Although the progress of these shafts continued during Q1’22, challenges with sinking rates continue, and a programme of work has been initiated to optimise shaft sinking progress going forward. The impact of shaft sinking rates and related optimisation efforts on post-Panel 0 ramp up will be evaluated at the conclusion of the current schedule review and will be incorporated in an update expected to be completed in Q2’22.

Following undercut commencement in January 2022, Panels 1 and 2 are expected to be delayed due to changes to mining scope  as well as COVID-19 related work restrictions impacting both Shafts 3 and 4 and underground development progress as previously disclosed.

The table below provides the Company’s updated estimated key milestone dates compared to the 2020 Oyu Tolgoi Technical Report (2020 OTTR), including updates to Shaft 3 and 4 milestones. Once the Shaft 3 and 4 schedule is finalised in Q2’22, an assessment of the impact on Panel 1 and 2 will be completed. Delays to Shaft 3 and 4 are not expected to result in equivalent delays to Panels 1 and 2 given the current underground development approach and the further mitigation opportunities under investigation.

The Panel 0 first draw bell remains on track for Q3’22, as does timing of sustainable production in H1’23, and neither are expected to be impacted by the updates to the schedule for Shafts 3 and 4.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Milestone	2020 OTTR	Actual or Currently Projected Dates
Start Undercut blasting	July 2021	January 2022 (Actual)
MHS 1 (including Crusher 1) commissioning	Q4’21	February 2022 (Actual)
First draw bell blasted	May 2022	Q3’22
Sustainable Production (sustainable cave propagation)	February 2023 (~30 drawbells active(1))	H1’23 (~ 21 drawbells active(1))
Shaft 3 commissioned	H1’22	H1’24(2)
Shaft 4 commissioned	H1’22	H1’24(2)
First draw bell Panel 2	Q4’24	H1’26(2)
First draw bell Panel 1	H2’26	H1’27(2)

(1)
Design refinements identified that a minor modification to undercut sequence following additional geotechnical assessment of cave initiation conditions, changed the estimated number of drawbells to reach critical hydraulic radius, which is the point at which sustainable production is anticipated to commence. Critical hydraulic radius is an estimated factor, based on the best available data but some variability in the exact number of drawbells needed to reach critical hydraulic radius could occur with the potential for the requirement to be more or less than 21 drawbells.

(2)
Shaft 3 and 4 schedules are under review as part of the preliminary cost and schedule update. A programme of work is underway to maximise productivity in the shaft areas. The impact of schedule slippage to the shafts on the timing of Panels 1 and 2 is yet to be defined, but it is not expected to be equivalent.

At the end of March 2022, cumulative underground capital development is 66,920 equivalent metres (eqm) and cumulative Conveyor to Surface advancement is 16,088 eqm.12

Q1’2022	Total Equivalent metres	Lateral Development metres	Mass Excavation (000’ cubic metres)[13]
UDS Development	646	220	10,529
UDS Sustaining	2,856	2,757	2,492
C2S	225	30	4,843
Overall	3,727	3,007	17,864

The total cumulative increase to the Definitive Estimate14 underground development capital cost due to the impacts of COVID-19 through the end of Q1’22 increased by $20 million from $175 million to $195 million excluding taxes. This increase included the currently known, incremental, time-related costs of COVID-19 restrictions.

Preliminary outcomes from the 2022 cost and schedule update for the underground project, which incorporate the known, incremental COVID-19 cost impact of $195 million through March 31, 2022, associated taxes and an estimate of further COVID-19 management costs over the remaining development schedule, indicate an increase in the total expected development capital of the Definitive Estimate from $6.75 billion to $7.06 billion. The 2022 cost and schedule update is currently under review by the Company with some areas of risk to cost and schedule identified that remain under assessment.

OT LLC spent $203.8 million on capital expenditures on the underground project15 during Q1’22, including $84.8 million of underground sustaining capital expenditure. Total capital expenditure on the underground project from January 1, 2016, to December 31, 2021, was approximately $5.6 billion, including $0.4 billion of underground sustaining capital expenditure. Underground capital expenditure on a cash basis includes VAT and capitalised management services payments but excludes capitalised interest. In addition, OT LLC had contractual obligations16 of $0.5 billion as at March 31, 2022. From the restart of project development in 2016 through March 31, 2022, Oyu Tolgoi has committed over $4.3 billion to Mongolian vendors and contractors.

12  Totals include sustaining capital metres.
13  Mass Excavation includes stripping cubic metres.
14 The confirmatory analysis of the underground project costs and schedule contained in the 2020 statutory study required pursuant to, and prepared by OT LLC in accordance with Mongolian laws and filed with the Mongolian Minerals Council in 2021.
15 Capital expenditure on the underground project and Underground sustaining capital expenditure are supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.
16 Contractual obligations is a non-GAAP financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 20 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Incremental Mine Design Refinements

Studies on Hugo North Lift 1 continue with the focus on design optimisation for Panels 1 and 2 and pillar recovery. To support the mining studies, additional data is being collected via a surface and underground drilling programme. Drilling continues at Hugo North to increase orebody knowledge and extend the current mine design.

•
Lift 1 – A total of 25,000 metres of drilling is planned for 2022 and into 2023. Most of these drill metres are into potential future mining areas which are on the Lift 1 horizon and currently excluded from the Mineral Reserve.

•	Lift 2 - Over the next 4 years (2022-2025) approximately 100,000 metres of drilling is planned to improve the orebody knowledge and geotechnical modelling of Lift 2.

During Q1’22, the focus of the drilling programme was the northern part of Lift 1, Panel 1 and the southern part of Lift 1, Panel 2.  Drilling has ramped up since Q4’21 due to improvements in the COVID-19 situation on site.

Preliminary results from the ongoing Lift 1, Panel 2 mine design optimisation are expected before the end of H1’22. The scope of this study includes a review of the base case, including optimisation of the extraction drive orientation and the undercut strategy, reducing exposure to caving-related risks. Risk reduction efforts could alter the mining sequence within panels, which may result in changes to the metal profile. The initial focus is on the northern section of Panel 2, where additional data is already available and will be expanded to include the southern section in H2’22.

The Panel 1 and Pillar Recovery studies are scheduled for completion in early 2023.

FUNDING OF OT LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded OT LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, OT LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at March 31, 2022, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to OT LLC was $8.4 billion, including accrued interest of $2.3 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

In accordance with the ARSHA, a subsidiary of the Company had previously funded the common share investments in OT LLC on behalf of state-owned Erdenes. These funded amounts, also referred to as carry account loans, earned interest at an effective annual rate of LIBOR plus 6.5% and were expected to be repayable by Erdenes to a subsidiary of the Company via a pledge over Erdenes’ share of OT LLC common share dividends. Erdenes also had the right to reduce the outstanding balance by making cash payments at any time. As announced on January 24, 2022, the Company waived in full the cumulative $2.4 billion in non-recourse loans to Erdenes. The loan comprised the amount of equity invested of $1.4 billion in OT LLC by the Company on behalf of Erdenes, plus $1.0 billion of unrecognized interest as at January 25, 2022, the date that the waiver was formally granted to and acknowledged by Erdenes.

On December 30, 2021 the Parliament of Mongolia passed Resolution 103 to resolve the outstanding issues among the Company, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92 (see the section “Government Relations - Negotiations with Government of Mongolia” of this press release). Resolution 103 placed financing debt restrictions that limit the Company’s ability to fund OT LLC with shareholder debt or to carry common share investments in OT LLC on behalf of Erdenes until sustainable production is achieved, which is currently expected in H1’23.

As at March 31, 2022, Turquoise Hill had $0.6 billion of available liquidity in the form of cash and cash equivalents, which, under current projections and together with the various sources of funding available to the Company under the Amended and Restated Heads of Agreement (the Amended HoA) dated January 24, 2022 between the Company and Rio Tinto, are expected to provide the Company with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of March 31, 2022.

The Amended HoA replaced the prior Heads of Agreement entered into on April 9, 2021, which itself replaced the non-binding Memorandum of Understanding that Rio Tinto and Turquoise Hill entered into on September 9, 2020. The Amended HoA is binding and delineates a comprehensive funding arrangement (the Funding Plan) to address the Company’s estimated incremental funding requirement.

Key elements of the Amended HoA include:

•	Pursuing the rescheduling of principal repayments of existing debt (Re-profiling) to potentially reduce the base case incremental funding requirement by up to $1.7 billion;
•	Seeking to raise up to $500 million of additional senior supplemental debt (SSD);
•
Rio Tinto committing to provide a co-lending facility (Co-Lending Facility), incremental to the Re-profiling and the SSD, of up to $750 million to be made available once sustainable production has been achieved;

•
Rio Tinto committing to provide one or more secured advances directly to the Company of up to a maximum of $300 million (RT Advance), which would be available during the debt funding restriction period identified in Resolution 103 and would be indirectly repaid out of the proceeds of the $750 million Co-Lending Facility; and

•
The Company agreeing to conduct an equity offering in a form of its choosing of at least $650 million (Initial Equity Offering) (including a Rio Tinto pro rata participation) by no later than August 31, 2022.

Under the current base case assumptions, additional equity in excess of the initial $650 million would not be required if the Re-profiling, SSD and Co-Lending Facility are fully successful. In addition, the Amended HoA provides that, if necessary, Turquoise Hill could be required to raise up to a total of $1.5 billion (less the amount raised in the Initial Equity Offering) via equity in a form of its choosing.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The requirement of Rio Tinto to advance funds under the Co-Lending Facility is subject to a number of conditions precedent set out in the Amended HoA, including, among others: that certain undertakings provided by the Company in favour of the Oyu Tolgoi project finance lenders be amended to cover the Co-Lending Facility; that terms of the Oyu Tolgoi project finance agreements with respect to a “Sponsor Senior Loan” not be amended in any material respect; the absence of new material claims and proceedings against Turquoise Hill or Rio Tinto that could adversely impact the funding elements of the Amended HoA; the absence of a material adverse change and of a “Suspensive Event” as defined under the Oyu Tolgoi project finance agreements, and operations at Oyu Tolgoi not having been suspended for certain defined periods of time; and all relevant third party approvals and consents having been obtained. The requirement of Rio Tinto to advance funds under the RT Advance is also subject to a number of conditions precedent set out in the Amended HoA substantially similar to those applicable to the Co-Lending Facility. The foregoing list of conditions does not purport to be exhaustive, and investors should refer to a copy of the Amended HoA as filed on the SEDAR and EDGAR profiles of the Company.

In light of the financing debt restrictions in Resolution 103, until sustainable production is achieved (currently expected in H1’23), OT LLC's estimated funding requirements are expected to be addressed by cash on hand at OT LLC, the Re-profiling and a pre-paid copper concentrate sale arrangement between Turquoise Hill and OT LLC.

Assuming successful completion of the above elements, the Company currently estimates it can address its $3.4 billion incremental funding requirement (December 31, 2021: $3.4 billion) within the new timing framework of the Amended HoA, which sets a target date for the Re-profiling of no later than December 31, 2022 and an outside date for the SSD and Co-Lending Facility to the earlier of the three months following the lifting of the debt restrictions under Resolution 103 and December 31, 2023.

Successful implementation of the Amended HoA is subject to achieving alignment with relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. However, non-fulfilment of any of the conditions precedent identified in the Amended HoA would also adversely affect the ability of the Company and OT LLC to obtain additional funding or re-profile existing debt as contemplated within the timeframe set out in the Amended HoA. The Company is in discussions with Rio Tinto regarding implementation of the Amended HoA as well as its residual funding requirements.

The Amended HoA and the timing of the execution of its various components could also be affected by the unsolicited non-binding proposal from Rio Tinto, the Company's majority shareholder, to acquire through a plan of arrangement the approximately 49% of the outstanding shares of Turquoise Hill held by the Company's minority shareholders for cash consideration of C$34.00 per share. Rio Tinto has stated that its Proposal is conditional on, among other things, Turquoise Hill not raising additional equity capital, including through a rights offering, bought deal or other share placement, pending completion of the proposed transaction. The Proposal does not purport to formally amend the terms of the Amended HoA.

Given the uncertainties outlined above, the Company is currently assessing alternatives in the event that the timeline as outlined in the Amended HoA is not achieved.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	Successful implementation of the Amended HoA;
•	Changes in commodity prices and other market-based assumptions;
•	Open-pit operating performance as well as the successful implementation (or otherwise) of ongoing optimisation efforts;
•	The underground mine cost and schedule review and update that is underway and expected to be completed in Q2 2022;
•	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•	The Proposal from Rio Tinto to acquire through a plan of arrangement the outstanding shares of the Company; and
•
The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies as the Mongolian Government implements Resolution 103, as discussed in the “Negotiations with the Government of Mongolia” section of this press release below.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.

As noted above, Turquoise Hill currently estimates its base case incremental funding requirement to be $3.4 billion (December 31, 2021: $3.4 billion), taking into consideration:

•	Metal price assumptions for copper and gold over the incremental funding period, as delineated in the table below;
•
Preliminary outcomes from the 2022 cost and schedule update for the underground project, which incorporate the known, incremental COVID-19 cost impact of $195 million through March 31, 2022, associated taxes and an estimate of further COVID-19 management costs over the remaining development schedule, indicate an increase in the total expected development capital from $6.75 billion to $7.06 billion. The 2022 cost and schedule update is currently under review by the Company, with some areas of risk to cost and schedule identified that remain under assessment;

•	The current forecast of sustainable production for Panel 0, which is H1’23;
•	The current forecast of delays to Shafts 3 and 4 (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this press release above); and
•
Any updates or changes to the mine plan of either the open-pit or underground mines (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this press release above).

The specific metal price assumptions used in determining the base case incremental funding gap are as follows:

Year	Copper ($ / pound)	Gold ($ / troy ounce)
2022	4.48	1,900
2023	4.06	1,789
2024	3.91	1,716

Within the base case funding requirement are $1.8 billion of scheduled principal repayments, which the Company is attempting to re-profile.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Turquoise Hill currently estimates its base case incremental funding will continue to be influenced, either positively or negatively, by various factors over the incremental funding period, many of which are outside the Company’s control, including:

•	Any potential further revisions to the amount of underground development capital required or revisions to schedule;
•
The timing of sustainable production and ramp-up profile and their impact on cash flows including any further COVID-19-related delays (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this press release above);

•
The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies to resolve remaining outstanding items relating to the Government of Mongolia’s implementation of Resolution 103 as discussed in the “Negotiations with the Government of Mongolia” section of this press release below;

•	Changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;
•	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof; and
•
Changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement).

More generally, any changes in the above factors may impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $3.4 billion base case estimate, and such variance may be significant. See the sections “Risks and Uncertainties” and “Forward-Looking Statements and Forward-Looking Information” in Q1 2022 MD&A.

PRIVATISATION PROPOSAL RECEIVED FROM RIO TINTO

On March 13, 2022, the Board received a non-binding proposal from Rio Tinto, the Company's majority shareholder, to acquire the approximately 49% of the outstanding common shares of Turquoise Hill held by the Company's minority shareholders (approximately 99 million common shares) for cash consideration of C$34.00 per share. Rio Tinto has stated that the Proposal is conditional on, among other things, Turquoise Hill not raising additional equity capital, including through a rights offering, bought deal or other share placement, pending completion of the proposed transaction. The Proposal does not amend the terms of the amended and restated Heads of Agreement entered into by Turquoise Hill and Rio Tinto on January 24, 2022 which establishes a binding funding plan for the completion of the Oyu Tolgoi underground mine.

In response to the Proposal, the Board formed a Special Committee of independent directors comprised of Maryse Saint-Laurent (Chair), George Burns, Peter Gillin and Russel Robertson (the Special Committee). The Special Committee has retained BMO Nesbitt Burns Inc. as its financial advisor and Blake, Cassels & Graydon LLP as its legal counsel. In addition, the Special Committee has retained TD Securities as an independent valuator to prepare a formal valuation of the common shares of the Company in accordance with Multilateral Instrument 61-101– Protection of Minority Shareholders in Special Transactions.

In addition to responsibility for reviewing and considering the Proposal, the Special Committee's mandate includes responsibility for considering the Company's liquidity needs and financing options pending the Company's consideration of the Proposal, including consideration of  whether the Company should proceed with an equity offering to meet its liquidity requirements or consider other financing options, including potential financing from Rio Tinto pending the Special Committee's consideration of the Proposal. The Proposal is non-binding on Turquoise Hill. There can be no assurance that a transaction will result from the Proposal, and if a transaction does result, whether such transaction will be completed or on what terms.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Turquoise Hill does not intend to comment on or disclose further developments regarding the Special Committee's evaluation of the Proposal unless and until it deems further disclosure is appropriate or required.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC. The remaining 34% interest in OT LLC is held by Erdenes. Turquoise Hill was obliged to fund Erdenes’ share of Oyu Tolgoi’s funding requirements until September 2016, and Erdenes’ share of the capital costs and operating costs of the underground mine until September 2021 under the ARSHA and the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) entered into on May 18, 2015 between, among others, the Company, the Government of Mongolia, Erdenes and OT LLC.

Underground construction recommenced in May 2016 when OT LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the Board, Rio Tinto (as project manager) and OT LLC. Approval followed the signing of the UDP in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, OT LLC and an affiliate of Rio Tinto (Investment Agreement or IA). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Renewed Partnership with Government of Mongolia

On January 24, 2022, the Company announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and that the OT LLC Board had unanimously approved the commencement of the undercut, namely the commencement of blasting on January 25, 2022 that started the Oyu Tolgoi underground mine production and the full Definitive Estimate underground development budget.

The decision to approve the undercut represented a reset of the relationship with the Government of Mongolia with a view to delivering economic benefits to all stakeholders including the people of Mongolia and followed resolution of many of the conditions required in Resolution 103 including:

•	Turquoise Hill agreeing to waive in full the US$2.4 billion carry account loan of Erdenes. See the section “Funding of OT LLC by Turquoise Hill” in this press release;
•	Improved cooperation with Erdenes in monitoring the Oyu Tolgoi underground development and enhancing environment, social and governance (ESG) matters;
•	The approval of the ESA; and
•	The establishment of a funding structure at OT LLC that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in the first half of 2023).

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The Company continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, namely the formal termination of the UDP and resolution of the outstanding OT LLC tax arbitration.

Oyu Tolgoi Mine Power Supply

OT LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the subsidiary of Inner Mongolia’s power grid company expiring in July 2023.

OT LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between OT LLC and the Government of Mongolia in December 2018 (and as amended in June 2020) provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine.

OT LLC entered into the ESA on January 26, 2022, with, amongst others, Southern Region Electricity Distribution Network to provide OT LLC with power from the Mongolian grid. Power will be delivered under the ESA once certain technical conditions are satisfied, and the Mongolian grid becomes capable of providing electricity to meet OT LLC’s total power requirements on a long-term basis.

The ESA has a term of 20 years from the date on which supply commences and provides a pathway to meeting OT LLC’s long-term power requirements from domestic power sources.

While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, OT LLC will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between NPTG and IMPIC for a three-year fixed term extension to 2026, followed by an extension to up to 2030, if required. Some outstanding commercial terms are in the process of being finalised with IMPIC by a dedicated working group established by the Ministry of Energy, which also includes representatives from Oyu Tolgoi LLC and NPTG.

Oyu Tolgoi Tax Assessments

On January 16, 2018, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by OT LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, OT LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that OT LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement and Chapter 8 of the UDP. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

On December 23, 2020, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by OT LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA also proposed a $1.4 billion adjustment to the balance of OT LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, Turquoise Hill announced that OT LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that OT LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its statement of claim to include certain matters raised in the 2016 to 2018 Tax Assessment. OT LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the statement of claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments, which were addressed in local Mongolian tax courts. As there was less certainty with respect to the resolution of these matters, the Company accrued for certain amounts and has also adjusted its loss carry forwards.

In February 2021, OT LLC received notices of payment totalling approximately $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment, and in March 2021, OT LLC received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by OT LLC within 10 business days from the dates of the notices of payment. Under the same legislation, OT LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (GoM Defence and Counterclaim) in relation to the tax arbitration proceeding. Turquoise Hill was not a party to the arbitration, but the GoM Defence and Counterclaim requested that the arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GoM Defence and Counterclaim is to seek the rejection of OT LLC’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia also makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event OT LLC’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the Investment Agreement is void.

Turquoise Hill denied the allegations relating to the Company in the GoM Defence and Counterclaim and filed submissions to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. As announced by the Company on January 17, 2022, the arbitral tribunal issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration. As described above, Resolution 103 authorised certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Regarding previously disclosed tax assessments of OT LLC, on February 11, 2022, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months or until 21 days from when the tribunal receives notice from OT LLC or the Government of Mongolia to terminate the suspension. The Company remains committed to continue to work with the Government of Mongolia and Rio Tinto to finalise the outstanding tax matters whether through arbitration or negotiation.

The Company remains of the opinion that the tax positions adopted by OT LLC in its tax filings were correct and that OT LLC has paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law.

Anti-Corruption Authority Information requests

On March 1, 2022, OT LLC notified the Company that it received a letter from the Mongolian Anti-Corruption Authority requesting certain documents and information relating to an investigation regarding the underground construction work. The Company has no further details at this time and will update the market as appropriate.

CLASS ACTION COMPLAINTS

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. The defendants moved to dismiss the operative amended complaint on October 19, 2021, under Rule 12(b)(6) of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995, for failure to state a claim.  As of December 17, 2021, the motion was fully briefed and pending before the Court.  The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). On January 7, 2022 the plaintiff re-amended its claim to include allegations relating to developments arising since the previous amended complaint was filed. No hearing has been scheduled yet. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of the Company’s MD&A for the year ended December 31, 2021.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

CORPORATE ACTIVITIES

Exploration

Turquoise Hill, through its wholly owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration programme in Mongolia on licences that are not part of Oyu Tolgoi. Turquoise Hill owns three exploration licences: Bag and Od-2 in the Umnugobi province and Khatavch in the Dornogovi province. During Q1’22 the Bag and Od-2 licences were renewed for another three years to 2025.

During Q1’22, the main exploration activities completed were administrative in nature. The work included, but was not limited to, due diligence of potential contractors and updating the project risk registry. In addition, the 2021 government reports and 2022 exploration plans were approved for all three licenses.

As part of Turquoise Hill’s exploration growth strategy, the team continues to pursue other land opportunities. During Q1’22, the exploration team reviewed a total of 2 tenders with 30 parcels of land areas that were made available for tender by the Mineral Resources and Petroleum Authority of Mongolia. In addition, the team prepared for upcoming tenders by reviewing prime terrane areas.

NON-GAAP AND OTHER FINANCIAL MEASURES

The Company presents and refers to the following non-GAAP financial measures, non-GAAP ratios and supplementary financial measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS. These measures and ratios are not standard and therefore may not be comparable to other issuers.

Non-GAAP financial measures

Non-GAAP financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (NI 52-112) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

Total operating cash costs

The measure of total operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company. Total operating cash costs is used internally by management to assess the performance of the business in effectively allocating and managing costs and is provided in order to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC. Total operating cash costs are relevant to the understanding of the Company’s operating profitability and ability to generate cash flows. The most comparable financial measure that is disclosed in the primary financial statements for total operating costs is “Cost of sales”. A reconciliation operating cash costs for its current and comparative period is presented under “Non-GAAP Ratios” herein below.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of consolidated working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory. Management and investors consider movements in consolidated working capital to understand the Company’s cash flow generated from operating activities before interest and tax.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Consolidated working capital	March 31,	December 31,
(Stated in $000's of dollars)	2022	2021

Inventories (current)	314,423	290,017
Trade and other receivables	33,918	16,119
Trade and other payables:
- trade payables and accrued liabilities	(301,916)	(320,791)
- payable to related parties	(72,429)	(54,153)
	(26,004)	(68,808)

Contractual obligations

The following section of this press release discloses contractual obligations in relation to the Company’s project finance, lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this press release and in the Company’s Q1 2022 MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The presentation of contractual obligations here and in the Company’s Q1 2022 MD&A is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

A reconciliation of contractual obligations as at March 31, 2022 to the relevant line items from among the current assets and liabilities in the consolidated financial statements and notes is provided below.

(Stated in $000's of dollars)	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations

Commitments (MD&A)	4,282,140	504,250	387,839	161,503	26,967	363,856
Cancellable obligations	-	(444,865)	-	(97,289)	-	-
(net of exit costs)
Accrued capital expenditure	-	(33,921)	33,921	-	-	-
Discounting and other adjustments	(120,870)	-	-	-	(4,599)	(203,354)
Financial statement amount	4,161,270	25,464	421,760	64,214	22,368	160,502

Contractual obligations is used to present contractual and other obligations that are both cancellable or non-cancellable.

Non-GAAP ratios

A non-GAAP ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-GAAP financial measure as one or more of its components, and (c) is not disclosed in the financial statements. The non-GAAP financial measures used to calculate the non-GAAP ratios below are C1 cash costs, all-in sustaining costs, mining costs and milling costs.

C1 cash costs per pound of copper produced

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs per pound of copper produced

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of OT LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

A reconciliation of total operating cash costs, C1 cash costs and AISC is provided below.

	(Three Months Ended)			(Year Ended)
C1 costs (Stated in $000's of dollars)	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2021
		(Restated)(1)		(Restated)(2)
Cost of sales(1)(2)	175,011	185,466	155,644	637,229
Cost of sales: $/lb of copper sold(1)(2)	2.65	2.45	1.81	2.07
Depreciation and depletion	(39,485)	(39,459)	(52,194)	(163,007)
Change in inventory	21,932	28,405	30,297	109,212
Other operating expenses	65,006	68,181	56,488	275,487
Less:
- Inventory (write-down) reversal	(304)	(133)	5,126	3,465
- Depreciation	(544)	(584)	(602)	(2,359)
Management services payment to Turquoise Hill	7,253	9,125	6,478	29,706
Total operating cash costs(1)(2)	228,868	251,001	201,237	889,734
Total operating cash costs: $/lb of copper produced(1)(2)	3.43	2.93	2.01	2.48
Adjustments to total operating cash costs(1)(2)(3)	(5,694)	(2,809)	(208)	(27,451)
Less: Gold and silver revenues(1)(2)	(112,206)	(186,235)	(192,879)	(778,265)
C1 costs ($'000)(1)(2)	110,968	61,958	8,150	84,018
C1 costs: $/lb of copper produced(1)(2)	1.66	0.72	0.08	0.23

All-in sustaining costs (Stated in $000's of dollars)
Corporate administration	15,620	10,876	13,043	37,699
Asset retirement expense	2,432	2,042	1,595	7,482
Royalty expenses	24,937	22,605	22,740	105,399
Ore stockpile and stores write-down (reversal)	304	133	(5,126)	(3,465)
Other expenses	1,174	3,884	254	5,598
Sustaining cash capital including deferred stripping	26,095	40,263	8,296	83,648
All-in sustaining costs ($'000)(1)(2)	181,530	141,761	48,952	320,379
All-in sustaining costs: $/lb of copper produced(1)(2)	2.72	1.65	0.49	0.89

(1)
Q4 2021 comparatives have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended Use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 24 of Q1 2022 MD&A for further information.

(2)
Prior year comparatives have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended Use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 24 of Q1 2022 MD&A for further information.

(3)
Adjustments to total operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cash cost.

Mining costs per tonne of material mined

Mining costs per tonne of material mined for the three months ended March 31, 2022 are calculated by reference to total mining costs of $54.9 million (Q1’21: $44.4 million) and total material mined of 24.4 million tonnes (Q1’21: 22.6 million tonnes).

Cost of sales is the most comparable measure for mining and milling costs. Mining and milling costs represent total operating cash costs of Oyu Tolgoi’s open-pit mining and concentrator operations.

Mining, milling and G&A costs per tonne ratios are used internally by management and investors to assess the performance of the business by providing information on cost efficiency across the important components of Oyu Tolgoi’s operations - its open-pit mine, concentrator and support functions.

Milling costs per tonne of ore treated

Milling costs per tonne of ore treated for the three months ended March 31, 2022 are calculated by reference to total milling costs of $68.0 million (Q1’21: $61.3 million) and total ore treated of 9.6 million tonnes (Q1’21: 9.8 million tonnes).

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Supplementary financial measures

Supplementary financial measures are defined under NI 52-112 as financial measures (a) which are neither non-GAAP financial measures nor non-GAAP ratios, (b) that are not presented in the financial statements and (c) that are, or are intended to be, disclosed periodically to depict the historical or expected future financial performance, financial position or cash flow. The below are supplementary financial measures that the Company uses to depict its financial performance, financial position or cash flows.

Cost of sales per pound of copper sold

Cost of sales is reported in the consolidated income statement. Cost of sales per pound of copper sold supports management’s objective of efficient cost allocation and is used by management and investors to understand operating profitability.

Capital expenditure on a cash basis for underground-development/underground-sustaining/open-pit

Capital expenditure comprises sustaining and development expenditure on property, plant and equipment, and on intangible assets. This is equivalent to "Expenditures on property, plant and equipment" in the cash flow statement. Capital expenditures have been further disaggregated to reflect the open-pit operations, underground and tailings storage.

This measure is used to support management's objective of effective and efficient capital allocation as the Company needs to invest in existing assets across our operations in order to maintain and improve productive capacity, and to deliver growth through completion of the underground project.

Total underground spend is not an annual measure but represents total underground capital expenditure on the underground project since January 1, 2016.

G&A costs per tonne of ore treated

G&A costs per tonne of ore treated for the three months ended March, 2022 are calculated by reference to total general & administrative costs. General & administrative costs are equivalent to Oyu Tolgoi administrative expenses of $35.6 million (Q1’21: $34.1 million). Total ore treated for those periods was 9.6 million tonnes (Q1’21: 9.8 million tonnes). G&A is used to promote cost effectiveness through measurement of the overhead required to support the business.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures. There were no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2022.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in the Company’s Q1 2022 MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101).

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including IAS 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2022	2021	2021	2021
		Restated (b)	Restated (b)	Restated (b)

Revenue	402.7	522.3	662.1	329.8

Income for the period	394.3	221.6	54.4	127.8

Income attributable to owners of Turquoise Hill Resources Ltd	275.2	165.8	55.7	102.9

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (a)	1.37	0.82	0.28	0.51

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2021	2020	2020	2020
			Restated (b)	Restated (b)

Revenue	526.5	405.1	283.0	285.6

Income for the period	332.1	241.6	177.8	76.9

Income attributable to owners of Turquoise Hill Resources Ltd	236.7	159.9	139.2	75.6

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (a)	1.18	0.79	0.69	0.38

(a)	Basic and diluted earnings per share has been recalculated pursuant to the share consolidation completed on October 23, 2020 for all periods presented.
(b)
Comparatives have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended Use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 24 of Q1 2022 MD&A for further information.

(c)
During 2020, the Company determined that it had incorrectly accounted for the impact of capitalised intragroup borrowings in the calculation of non-controlling interests, thereby understating the income attributable to the non-controlling interest in the periods ended June 30, 2020. As a result of these adjustments, income attributable to owners of Turquoise Hill decreased by $12.3 million in the three-month periods ended June 30, 2020.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Income
(Stated in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)
		Three Months Ended March 31,
	Note	2022	2021

Revenue	4	$402,651	$526,546
Cost of sales	5	(175,011)	(155,644)
Gross margin		227,640	370,902

Operating expenses	6	(65,006)	(56,488)
Corporate administration expenses		(15,620)	(13,043)
Other income (expenses)	19	1,676	(13,177)
Income before finance items and taxes		148,690	288,194

Finance items
Finance income	7	722	1,290
Finance costs	7	(2,731)	(1,635)
		(2,009)	(345)
Income from operations before taxes		$146,681	$287,849

Income and other taxes		247,619	44,300
Income for the year		$394,300	$332,149

Attributable to owners of Turquoise Hill Resources Ltd.		275,218	236,715
Attributable to owner of non-controlling interest		119,082	95,434
Income for the year		$394,300	$332,149

Basic and diluted earnings per share attributable
to owners of Turquoise Hill Resources Ltd.		$1.37	$1.18

Basic weighted average number of shares outstanding (000's)		201,231	201,231

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Comprehensive Income
(Stated in thousands of U.S. dollars)
(Unaudited)
	Three Months Ended March 31,
	2022	2021

Income for the year	$394,300	$332,149

Other comprehensive income:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	3,757	2,256
Other comprehensive income for the year (a)	$3,757	$2,256

Total comprehensive income for the year	$398,057	$334,405

Attributable to owners of Turquoise Hill	278,975	238,971
Attributable to owner of non-controlling interest	119,082	95,434
Total comprehensive income for the year	$398,057	$334,405

(a) No tax charges and credits arose on items recognized as other comprehensive income in 2022 (2021 - nil).

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)
(Unaudited)
		Three Months Ended March 31,
	Note	2022	2021

Cash generated from operating activities before interest and tax	16	$122,634	$248,236

Interest received		549	1,175
Interest paid		(809)	(26,511)
Income and other taxes paid	18	(16)	(356,123)
Net cash generated from (used in) operating activities		$122,358	$(133,223)

Cash flows from investing activities
Expenditures on property, plant and equipment		(229,866)	(250,287)
Purchase of put options		-	(29,907)
Cash used in investing activities		$(229,866)	$(280,194)

Cash flows from financing activities
Proceeds from bank overdraft		-	8,500
Payment of lease liability		(2,412)	(129)
Cash (used in) generated from financing activities		$(2,412)	$8,371

Effects of exchange rates on cash and cash equivalents		586	(42)
Net decrease in cash and cash equivalents		$(109,334)	$(405,088)

Cash and cash equivalents - beginning of period		$694,296	$1,123,621
Cash and cash equivalents - end of period		584,962	718,533
Cash and cash equivalents as presented in the consolidated balance sheets		$584,962	$718,533

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)
(Unaudited)
		March 31,	December 31,
	Note	2022	2021
			(Restated - Note 2 (c)(i))
Current assets
Cash and cash equivalents	8	$584,962	$694,296
Inventories	9	314,423	290,017
Trade and other receivables		33,918	16,119
Prepaid expenses and other assets		104,514	120,715
		1,037,817	1,121,147
Non-current assets
Property, plant and equipment	10	12,323,437	12,049,958
Inventories	9	50,573	60,711
Prepaid expenses	18	348,671	348,671
Deferred income tax assets	13	859,460	602,862
Other financial assets		20,746	16,818
		13,602,887	13,079,020
Total assets		$14,640,704	$14,200,167

Current liabilities
Borrowings and other financial liabilities	11	$395,996	$397,421
Trade and other payables	12	421,760	384,488
Deferred revenue		137,938	149,368
		955,694	931,277
Non-current liabilities
Borrowings and other financial liabilities	11	3,787,642	3,785,358
Deferred income tax liabilities	13	154,373	145,434
Decommissioning obligations	14	160,502	153,662
		4,102,517	4,084,454
Total liabilities		$5,058,211	$5,015,731

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,555,774	1,555,774
Accumulated other comprehensive income		8,120	4,363
Deficit		(3,964,440)	(2,840,896)
Equity attributable to owners of Turquoise Hill		9,031,576	10,151,363
Attributable to non-controlling interest	15	550,917	(966,927)
Total equity		$9,582,493	$9,184,436

Total liabilities and equity		$14,640,704	$14,200,167

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Equity
(Stated in thousands of U.S. dollars)
(Unaudited)

Three Months Ended March 31, 2022	Attributable to owners of Turquoise Hill
			Accumulated
			other			Non-controlling
		Contributed	comprehensive			Interest
	Share capital	surplus	income	Deficit	Total	(Note 15)	Total equity

Opening balance	$11,432,122	$1,555,774	$4,363	$(2,840,896)	$10,151,363	$(966,927)	$9,184,436
Income for the year	-	-	-	275,218	275,218	119,082	394,300
Other comprehensive income for the
year	-	-	3,757	-	3,757	-	3,757
Waiver of non-recourse loans (Note 15)	-	-	-	(1,398,762)	(1,398,762)	1,398,762	-
Closing balance	$11,432,122	$1,555,774	$8,120	$(3,964,440)	$9,031,576	$550,917	$9,582,493

Three Months Ended March 31, 2021	Attributable to owners of Turquoise Hill
			Accumulated
			other			Non-controlling
		Contributed	comprehensive			Interest
	Share capital	surplus	income	Deficit	Total	(Note 15)	Total equity

Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953
Impacts of change in accounting
policy Note 2(c)(i)	-	-	-	13,630	13,630	7,022	20,652
Opening balance (Restated)	$11,432,122	$1,558,834	$1,418	$(3,401,971)	$9,590,403	$(1,141,798)	$8,448,605
Income for the year	-	-	-	236,715	236,715	95,434	332,149
Other comprehensive income for the
year	-	-	2,256	-	2,256	-	2,256
Employee share plans	-	(53)	-	-	(53)	-	(53)
Closing balance (Restated)	$11,432,122	$1,558,781	$3,674	$(3,165,256)	$9,829,321	$(1,046,364)	$8,782,957

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Contact

Investors and Media
Roy McDowall
roy.mcdowall@turquoisehill.com

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About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into with the Government of Mongolia announced on January 24, 2022 (the GoM Agreements), are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the terms and conditions of the Proposal, and its review and evaluation by the Special Committee; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Amended HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Amended HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto to the Company under the Amended HoA; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the Amended HoA in light of future and then prevailing market conditions;  the expectations set out in the 2020 OTTR; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in  the international tax arbitration brought by OT LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; the timing of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously announced delays; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (SOPP) and related amendments to the PSFA, as amended, as well as power purchase agreements and extensions thereto; finalisation of an agreement with IMPIC on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; capital and operating cost estimates, including inflationary pressures thereon resulting in cost escalation; the content of the Definitive Estimate; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies; supply disruptions of oil and gas to the Oyu Tolgoi project caused by the ongoing Russia-Ukraine conflict, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the possibility that the Company and Rio Tinto are unable to come to an agreement on the terms and conditions of a going private transaction or that the terms and conditions of a definitive agreement between the Company and Rio Tinto in respect of a going private transaction will differ from those that are currently contemplated by the Proposal; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalisation of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended and restated; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the accuracy of the Definitive Estimate; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings, including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; the Company’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power, explosives and grinding media resulting in cost escalation; defective title to mineral claims or property; human rights requirements; international conflicts such as the ongoing Russia-Ukraine conflict; and new tax measures, such as a minimum corporate tax rate, that might be implemented as a result of evolving global initiatives. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of the Oyu Tolgoi project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the approval or non-approval by the OT LLC Board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in the 2020 OTTR); projected copper, gold and silver prices and their market demand; production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi; inflationary pressures on prices for critical supplies for Oyu Tolgoi, including fuel, power, explosives and grinding media resulting in cost escalation; and the potential impact of the ongoing Russia-Ukraine conflict, including supply disruptions of oil and gas to the Oyu Tolgoi project caused thereby.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the AIF, as supplemented by the “Risks and Uncertainties” section in the Q1 2022 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section in the AIF and the “Risks and Uncertainties” section of the Q1 2022 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com